UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 2, 2023

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 7.	Departure of Certain Officers

Effective October 2, 2023, Damian Finio became our new Chief Financial Officer (“CFO”). He succeeds, Javier Daly, who has ably served as our CFO for the past 12 years. As previously reported, Mr. Daly announced his intention to retire in March of 2024, and worked with us to select his successor. Mr. Daly will work closely with Mr. Finio to ensure the orderly transition of responsibilities. Subject to discussions to occur during that transition, Mr. Daly will be available to support TerraCycle in a variety of capacities through March of 2024.

Mr. Finio most recently served as Chief Financial Officer of Phibro Animal Health Corporation (Nasdaq: PAHC) and joins TerraCycle with more than 30 years of financial management experience, primarily in the life sciences industry having spent nearly half of his career at AstraZeneca. Mr. Finio holds a Bachelor of Science in Accounting and an MBA. Although now inactive, he was also a Certified Public Accountant and Certified Treasury Professional earlier in his career.

Exhibit Index

Exhibit No.	Description
99	Press Release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	October 5, 2023